Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

VERTICAL AEROSPACE LTD.
Incorporated and registered in the Cayman Islands (Company Registration No: 376116)
(the “Company”)
Circular relating to an Annual General Meeting to consider,
and if thought fit, pass the Resolutions detailed herein.

Notice of an Annual General Meeting of Vertical Aerospace Ltd. (the “AGM”) to be held at 12:30 p.m. GMT on September 16, 2024 at the offices of the Company: Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom, for the purpose of considering and, if thought fit, passing the resolutions detailed in this Circular. The AGM may transact such other business as may properly come before the meeting and any and all postponements or adjournments thereof.
Only shareholders of record of the Company as of the close of business on August 19, 2024 are entitled to receive the notice of, and to vote at, the AGM. Each ordinary share of the Company, par value $0.0001 per share (the “ordinary share”) entitles the holder thereof to one vote.
The accompanying form of proxy for use by shareholders should be completed and returned in accordance with the instructions printed thereon so as to be received by the Company (details for delivery below) as soon as possible and in any event not less than 24 hours before the appointed time of the AGM. Completion and return of the form of proxy by a shareholder will not preclude him, her or it from attending and voting in person at the AGM. In such event the relevant form of proxy will be deemed to be revoked.

VERTICAL AEROSPACE LTD.
Registered Office: Walkers Corporate Limited, 190 Elgin Avenue,
George Town, Grand Cayman, KY1-9008, Cayman Islands
August 16, 2024
To all shareholders of the Company
Dear Shareholder
On behalf of the Company, we are pleased to invite you to the Annual General Meeting of Shareholders (the “AGM”) of Vertical Aerospace Ltd. (the “Company”) to be held at 12:30 p.m. GMT on September 16, 2024 at the offices of the Company: Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom. Only shareholders of record of the Company as of the close of business on August 19, 2024 are entitled to notice of, and to vote at, the AGM. Each ordinary share of the Company entitles the holder thereof to one vote.
The following proposals will be submitted to shareholders for approval at the AGM:
1.
To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 (the “Ratification of Appointment of Auditors Proposal”);

2.
To approve by special resolution an amendment to the second amended and restated memorandum and articles of association of the Company (the “Second A&R M&A”) to grant the board of directors the Company (the “Board”) the power to deal with any fractions of a share that result from any consolidation or division of its share capital as they, in their absolute discretion and without approval of the holders of the Ordinary Shares, deem appropriate, including but not limited to rounding up or rounding down such fractions of shares to the nearest whole share, repurchasing or arranging for the sale of any or all of such fractions of shares (including by arranging through the Company’s agents for such fractions to be aggregated and sold), or any combination of the foregoing (the “Fractional Shares Amendment Proposal”);

3.
To approve by ordinary resolution an increase to the authorized share capital and number of authorized shares of the Company from (a) US$60,000, divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each, to (b) US$110,000, divided into 1,000,000,000 ordinary shares of par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each (the “Authorized Shares Amendment Proposal”);

4.
To approve by ordinary resolution, a reverse share split and consolidation (the “Reverse Share Split”) of the Company’s issued and unissued ordinary shares and preferred shares at a ratio of not less than 1-for-5 and not greater than 1-for-20 (or any whole number in between) (the “RSS Ratio”), such that the number of authorized ordinary shares and preferred shares is decreased and the par value of each ordinary share and preferred share is increased by the RSS Ratio, with the final decision of whether to proceed with the Reverse Share Split, the effective time of the Reverse Share Split, and the final RSS Ratio to be determined by the Board in its sole discretion at any time after approval by the shareholders, and to authorize the Board to implement the Reverse Share Split at its discretion at any time prior to the one-year anniversary of this AGM in order to regain compliance with the minimum share price criteria of Section 802.01C of the NYSE Listed Company Manual (the “Reverse Share Split Proposal”);

5.
To approve by special resolution, upon approval of the Reverse Share Split Proposal, and the Board’s decision to implement the Reverse Share Split, that the memorandum and articles of association of the Company then in effect be amended and restated to reflect the Reverse Share Split (in accordance with the RSS Ratio as selected by the Board) (the “RSS Amendment Proposal”);

6.
To approve by ordinary resolution, upon approval of the Reverse Share Split Proposal, and the Board’s decision to implement the Reverse Shares Split, that the Vertical Aerospace Ltd. 2021 Incentive Award Plan (the “Plan”) be amended to reflect a proportional decrease (in accordance with the RSS Ratio as selected by the Board) in the number of ordinary shares permitted to be issued under the Plan to reflect the Reverse Share Split, with any resulting fractional shares to be rounded down to the nearest whole share (the “Plan Amendment Proposal”); and

7.
To approve by ordinary resolution the adjournment of the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals No. 1 – 6 (the “Adjournment Proposal”).

The AGM may transact such other business as may properly come before the meeting.
The Board unanimously recommends a vote “for” all foregoing items of business, which are more fully described below in this Circular. We encourage you to read this Circular and the additional documentation referred to in it carefully. We hope you will agree with the recommendation of the Board by approving all of the proposals listed above.
We value and thank you for your continued support and look forward to welcoming you to our AGM on September 16, 2024.
Yours faithfully,
The Board
For and on behalf of
VERTICAL AEROSPACE LTD.

VERTICAL AEROSPACE LTD.
incorporated in the Cayman Islands
(Company Registration No.: 376116)

NOTICE OF AN ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE COMPANY

NOTICE is hereby given that the Annual General Meeting of Shareholders of Vertical Aerospace Ltd. (the “Company”) for the year ended December 31, 2024 (the “AGM”) will be held at 12:30 p.m. GMT on September 16, 2024 at the offices of the Company: Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom.
The following proposals will be submitted to shareholders for approval at the AGM:
1.
By way of ordinary resolution, to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 (the “Ratification of Appointment of Auditors Proposal”).

2.
By way of special resolution, to approve an amendment to the second amended and restated memorandum and articles of association of the Company (the “Second A&R M&A”) to grant the board of directors the Company (the “Board”) the power to deal with any fractions of a share that result from any consolidation or division of its share capital as they, in their absolute discretion and without approval of the holders of the Ordinary Shares, deem appropriate, including but not limited to rounding up or rounding down such fractions of shares to the nearest whole share, repurchasing or arranging for the sale of any or all of such fractions of shares (including by arranging through the Company’s agents for such fractions to be aggregated and sold), or any combination of the foregoing (the “Fractional Shares Amendment Proposal”);

3.
By way of ordinary resolution, to approve an increase to the authorized share capital and number of authorized shares of the Company from (a) US$60,000, divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each, to (b) US$110,000, divided into 1,000,000,000 ordinary shares of par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each (the “Authorized Shares Amendment Proposal”);

4.
By way of ordinary resolution, to approve a reverse share split and consolidation (the “Reverse Share Split”) of the Company’s issued and unissued ordinary shares and preferred shares at a ratio of not less than 1-for-5 and not greater than 1-for-20 (or any whole number in between) (the “RSS Ratio”) such that the number of authorized ordinary shares and preferred shares is decreased and the par value of each ordinary share and preferred share is increased by the RSS Ratio, with the final decision of whether to proceed with the Reverse Share Split, the effective time of the Reverse Share Split, and the final RSS Ratio to be determined by the Board in its sole discretion at any time after approval by the shareholders, and to authorize the Board to implement the Reverse Share Split at its discretion at any time prior to the one-year anniversary of this AGM in order to regain compliance with the minimum share price criteria of Section 802.01C of the NYSE Listed Company Manual (the “Reverse Share Split Proposal”);

5.
By way of special resolution, upon approval of the Reverse Share Split Proposal, and the Board’s decision to implement the Reverse Share Split, that memorandum and articles of association of the Company then in effect be amended and restated to reflect the Reverse Share Split (in accordance with the RSS Ratio as selected by the Board) (the “RSS Amendment Proposal”);

6.
By way of ordinary resolution, upon approval of the Reverse Share Split Proposal, and the Board’s decision to implement the Reverse Shares Split, that the Vertical Aerospace Ltd. 2021 Incentive Award Plan (the “Plan”) be amended to reflect a proportional decrease (in accordance with the RSS Ratio as selected by the Board) in the number of ordinary shares permitted to be issued under the Plan to reflect the Reverse Share Split, with any resulting fractional shares to be rounded down to the nearest whole share (the “Plan Amendment Proposal”); and

7.
By way of ordinary resolution, to approve the adjournment of the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals No. 1 – 6 (the “Adjournment Proposal”).

The AGM may transact such other business as may properly come before the meeting and any and all postponements or adjournments thereof.
Only shareholders of record of the Company as of the close of business on August 19, 2024 are entitled to receive the notice of, and to vote at, the AGM. Each ordinary share of the Company, par value $0.0001 per share (the “ordinary share”) entitles the holder thereof to one vote.
The accompanying form of proxy for use by shareholders should be completed and returned in accordance with the instructions printed thereon so as to be received by the Company (details for delivery below) as soon as possible and in any event not less than 24 hours before the appointed time of the AGM. Completion and return of the form of proxy by a shareholder will not preclude him, her or it from attending and voting in person at the AGM. In such event the relevant form of proxy will be deemed to be revoked.

SELECTED DEFINITIONS
As used in this Circular, unless otherwise indicated, references to “Vertical,” the “Company,” “we,” “us,” and “our,” and similar references refer collectively to Vertical Aerospace Ltd., together with its consolidated subsidiaries as a consolidated entity.
The following terms used in this Circular are defined below, unless where context otherwise requires:
“AGM” means the annual general meeting of the shareholders of Vertical Aerospace Ltd.
“Board” mean the board of directors of Vertical Aerospace Ltd.
“Broadstone” means Broadstone Acquisition Corp., a Cayman Islands exempted company.
“Convertible Senior Secured Notes” means the convertible senior secured notes due 2026 of Vertical with an aggregate principal amount of $200,000,000, which bear interest at a rate of 7.00% per annum for cash interest or 9.00% per annum paid-in-kind at the election of Vertical that is paid semi-annually.
“Convertible Senior Secured Notes Investor” means Mudrick Capital Management L.P., the third-party investor who subscribed for the Convertible Senior Secured Notes on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates.
“EMI Option Agreements” means certain option agreements entered into on March 15, 2022 between the Company and certain employees of the Company and its subsidiaries as rollover option agreements for share options previously granted over shares in VAGL that were exchanged for options of equivalent value over ordinary shares in the Company, which options are intended to be tax qualifying enterprise management incentive options under Schedule 5 of the U.K. Income Tax (Earnings and Pensions) Act 2003.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Indenture” means the indenture governing the Convertible Senior Secured Notes as entered into between Vertical, Broadstone as guarantor, VAGL as guarantor and U.S. Bank National Association as trustee and collateral agent for the Convertible Senior Secured Notes.
“NYSE” means the New York Stock Exchange.
“Plan” means the Vertical Aerospace Ltd. 2021 Incentive Award Plan, as amended and restated.
“Second A&R M&A” means the second amended and restated memorandum and articles of association of the Company, in effect as of the date of this Circular.
“VAGL” means Vertical Aerospace Group Ltd., a private limited company incorporated under the laws of England and Wales, and is a wholly-owned subsidiary of Vertical Aerospace Ltd.

PROPOSAL NO. 1
RATIFICATION OF APPOINTMENT OF AUDITORS PROPOSAL
General
The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2024. Ratification of the selection of PricewaterhouseCoopers LLP by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the AGM.
PricewaterhouseCoopers LLP also served as our independent registered public accounting firm for the fiscal years ended December 31, 2022 and December 31, 2023. Neither the accounting firm nor any of its members has any direct or indirect financial interest in or any connection with us in any capacity other than as our auditors, providing audit and non-audit related services.
If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may, in their discretion, retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.
Vote Required
Proposal No. 1 will be approved if a majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.
Recommendation of the Board
The Board unanimously recommends a vote to approve the Ratification of Appointment of Auditors Proposal. Unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.
The full text of the resolution to be voted upon at the AGM in respect of the Ratification of Appointment of Auditors Proposal is as follows:
IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:
the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 be ratified.

PROPOSAL NO. 2
FRACTIONAL SHARES AMENDMENT PROPOSAL
General
Our Board believes that it is in the best interest of the Company and its shareholders, and is hereby soliciting shareholder approval, to amend the Second A&R M&A to grant the Board power to deal with any fractions of a share that result from any consolidation or division of its share capital as they, in their absolute discretion and without approval of the holders of the ordinary shares, deem appropriate, including but not limited to rounding up or rounding down such fractions of shares to the nearest whole share, repurchasing or arranging for the sale of any or all of such fractions of shares (including by arranging through the Company’s agents for such fractions to be aggregated and sold), or any combination of the foregoing.
Vote Required
Proposal 2 will be approved as a special resolution if passed by a majority of at least two-thirds of the votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorised representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.
Recommendation of the Board
The Board unanimously recommends a vote to approve and adopt the Fractional Shares Amendment Proposal. Unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.
The full text of the resolution to be voted upon at the Annual General Meeting in respect of the Fractional Shares Amendment Proposal is as follows:
IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:
The second amended and restated memorandum and articles of association of the Company be amended by replacing Article 18.2(a) in its entirety with the following:
(a)
consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, provided that the Directors shall have the power to deal with any fractions of a share that result from such a consolidation or division of its share capital as they, in their absolute discretion and without approval of the holders of the Ordinary Shares, deem appropriate, including but not limited to rounding up or rounding down such fractions of shares to the nearest whole share, repurchasing or arranging for the sale of any or all of such fractions of shares (including by arranging through the Company’s agents for such fractions to be aggregated and sold), or any combination of the foregoing.;

The registered office provider to the Company shall be authorized to make any and all filings necessary by the foregoing with the Registrar of Companies of the Cayman Islands as required by applicable Cayman Islands law.

PROPOSAL NO. 3
AUTHORIZED SHARES AMENDMENT PROPOSAL
General
Our Board believes that it is in the best interest of the Company and its shareholders, and is hereby soliciting shareholder approval, to increase the authorized share capital and number of authorized shares of the Company from (a) US$60,000, divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each, to (b) US$110,000, divided into 1,000,000,000 ordinary shares of par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each (the “Authorized Shares Increase”).
The purpose of the Authorized Shares Increase is to ensure that there is a sufficient number of ordinary shares in reserve to satisfy the Company’s current contingent obligations to issue ordinary shares as well as its anticipated short to medium-term share issuance goals, which will provide the Company with increased flexibility in meeting future corporate needs and requirements. The effect of any new issuance of ordinary shares in the Company may result in a dilution of an individual shareholder’s existing holding.
If approved, the authorized share capital of the Company shall be US$110,000, divided into 1,000,000,000 ordinary shares of a par value $0.0001 each and 100,000,000 preferred shares of a par value $0.0001 each, subject to a decrease in the number of authorized ordinary shares proportionally in accordance with the RSS Ratio (as defined below) if the Reverse Share Split Proposal is approved by the Company’s shareholders and the Board decides to implement the Reverse Shares Split. For more information, see the section entitled “Proposal No .4 Reverse Share Split Proposal.”
Vote Required
Proposal No. 3 will be approved if a majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.
Recommendation of the Board
The Board unanimously recommends a vote to approve and adopt the Authorized Shares Amendment Proposal. Unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.
The full text of the resolution to be voted upon at the Annual General Meeting in respect of the Authorized Shares Amendment Proposal is as follows:
IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:
The authorized share capital and number of authorized shares of the Company be increased from (a) US$60,000, divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each, to (b) US$110,000 divided into 1,000,000,000 ordinary shares of par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each.
The registered office provider to the Company shall be authorized to make any and all filings necessary by the foregoing with the Registrar of Companies of the Cayman Islands as required by applicable Cayman Islands law.

PROPOSAL NO. 4
REVERSE SHARE SPLIT PROPOSAL
General
Our Board believes that it is in the best interest of the Company and its shareholders, and is hereby soliciting shareholder approval, to effect a reverse share split and consolidation (the “Reverse Share Split”) of the Company’s issued and unissued ordinary shares and preferred shares at a ratio of not less than 1-for-5 and not greater than 1-for-20 (or any whole number in between) (the “RSS Ratio”) such that the number of authorized ordinary shares and preferred shares is decreased and the par value of each ordinary share and preferred share is increased by the RSS Ratio, with the final decision of whether to proceed with the Reverse Share Split, the effective time of the Reverse Share Split, and the final RSS Ratio to be determined by the Board, in its sole discretion at any time after approval by the shareholders. If the shareholders approve the Reverse Share Split, and the Board decides to implement it, the Reverse Share Split will become effective as of 4:01 p.m. Eastern Time on a date to be determined by the Board that will be specified in a public announcement by the Company. If the Board does not decide to implement the Reverse Share Split within twelve months from the date of this AGM in order to regain compliance with the minimum share price criteria of Section 802.01C of the NYSE Listed Company Manual, the authority granted in this Reverse Share Split Proposal to implement the Reverse Share Split will terminate.
If shareholders approve the Reverse Share Split Proposal as well as the RSS Amendment Proposal, which is described more fully in the section entitled “Proposal No. 5 RSS Amendment Proposal,” the Board will implement and effect the Reverse Share Split only if the Board determines that the Reverse Share Split would be in the best interests of the Company and its shareholders. The Reverse Share Split could become effective as soon as the business day immediately following the AGM. The Board also may determine in its discretion not to effect the Reverse Share Split. No further action on the part of shareholders will be required to either implement or abandon the Reverse Share Split.
The Reverse Share Split, if implemented, will not result in a change to the Company’s authorized share capital which, if the shareholders approve the Authorized Shares Amendment Proposal (described more fully in the section entitled “Proposal No. 3 Authorized Shares Amendment Proposal”) will be $110,000. As a result, the par value of each ordinary share will increase proportionally to the RSS Ratio, and the number of authorized ordinary shares available for issuance will decrease proportionally to the RSS Ratio. See also “— Effects of the Reverse Share Split.”
All holders of our ordinary shares will be affected proportionately by the Reverse Share Split. No fractional shares will be issued as a result of the Reverse Share Split. Instead, subject to the approval of the Fractional Shares Amendment Proposal, the Board expects to use its discretion to pay to shareholders who would have been entitled to receive a fractional share as a result of the Reverse Share Split cash in lieu of such fractional shares. See “— Fractional Shares.” Each holder of ordinary shares will hold the same percentage of the outstanding ordinary shares immediately following the Reverse Share Split as that shareholder held immediately prior to the Reverse Share Split, except in respect of any fractional shares held by such shareholder.
Reasons for the Reverse Share Split
The principal reason for the Reverse Share Split is to increase the per share trading price of our ordinary shares in order to help ensure a share price high enough to satisfy the $1.00 per share minimum average closing price requirement for continued listing on the NYSE, although there can be no assurance that the trading price of our ordinary shares would be maintained at such level or that we will be able to maintain the listing of our ordinary shares on the NYSE.
As previously reported, on November 28, 2023, we received a written notice from the NYSE (the “Notice”) that, because the average closing price for our ordinary shares had fallen below $1.00 per share for 30 consecutive trading days, we no longer complied with the minimum share price criteria of Section 802.01C of the NYSE Listed Company Manual for continued listing on the NYSE. Under NYSE rules, we could regain compliance at any time within the six-month period following receipt of the NYSE notice if on the last trading day of any calendar month during the cure period we had a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. We did not regain compliance with Section 802.01C of the NYSE Listed Company Manual during the six-month cure period.
Separately under NYSE rules, if the Company determines that in order to cure the price condition it is necessary to take an action that requires shareholder approval, then it must inform NYSE and obtain shareholder approval by no later than its next annual meeting, and must implement the action promptly thereafter. In such scenario, the price condition will be deemed cured if the price promptly exceeds $1.00 per share, and the price remains above the level for at least the following 30 trading days. We promptly responded to NYSE with respect to our intent to cure the deficiency by considering available alternatives to regain compliance.
If the Company fails to timely regain compliance with Section 802.01C of the NYSE Listed Company Manual, its ordinary shares will be subject to the NYSE’s suspension and delisting procedures. NYSE reserves the right to reevaluate its continued listing determinations relating to companies who are notified of non-compliance like us with respect to NYSE’s qualitative listing standards, including if our ordinary shares trade at sustained levels that are considered to be abnormally low.
The Board has considered the potential harm to the Company and its shareholders should NYSE delist our ordinary shares. Delisting may adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our ordinary shares. Delisting would also constitute a Fundamental Change (as defined in the Indenture) which would give the Convertible Senior Secured Notes Investor the right to require us to repurchase for cash all or any portion of the Convertible Senior Secured Notes at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased, multiplied by any applicable fundamental change redemption multiplier as specified in the Indenture, plus accrued and unpaid interest on the Convertible Senior Secure Notes to be repurchased. If we fail to pay the fundamental change repurchase price in accordance with the Indenture, an event of default will occur under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and to claim against its collateral. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.
The Board believes that the proposed Reverse Share Split is a potentially effective means for us to maintain compliance with the NYSE minimum share price criteria and to avoid, or at least mitigate, the likely adverse consequences of our ordinary shares being delisted from NYSE by producing the immediate effect of increasing the per share trading price of our ordinary shares. Although we believe that implementing the Reverse Share Split is likely to lead to compliance with the NYSE minimum share price criteria, there can be no assurance that the per share trading price after implementation of the Reverse Share Split will succeed in restoring or maintaining such compliance.
The Board believes that maintaining listing on the NYSE will provide us with a market for our ordinary shares that is more accessible than if our ordinary shares were traded on the over-the-counter markets. Such alternative markets are generally considered to be less efficient than, and not as broad as, the NYSE. Further, a NYSE listing may enhance our access to capital, increase our flexibility in responding to anticipated capital requirements and facilitate the use of our ordinary shares in any strategic or financing transactions that we may undertake. We believe that prospective investors will view an investment in us more favorably if our ordinary shares continue to be listed on NYSE as compared with the over-the-counter markets.
In addition to the foregoing, we also believe that the Reverse Share Split may make our ordinary shares more attractive to a broader range of institutional and other investors, as we believe that the current per share trading price of our ordinary shares may affect their acceptability to certain institutional investors, professional investors and other members of the investing public. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers.
The Board also believes that our employees and directors who are compensated in the form of our equity-based securities may be less incentivized and invested in the Company if our ordinary shares are no longer listed on the NYSE. Accordingly, the Board believes that maintaining the NYSE listing for our ordinary shares can help attract, retain, and motivate employees and members of the Board.
Reducing the number of our outstanding ordinary shares as well as the number of our reserved and unissued ordinary shares through the Reverse Share Split is intended, absent other factors, to increase the per share trading price of our ordinary shares. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the per share trading price of our ordinary shares. As a result, there can be no assurance that the Reverse Share Split, if completed, will result in the intended benefits described above, that the per share trading price of our ordinary shares will increase following the Reverse Share Split or that the per share trading price of our ordinary shares will not decrease in the future.
In light of the factors mentioned above, the Board approved the proposed Reverse Share Split Proposal to effect the Reverse Share Split as a potential means of increasing and maintaining the per share trading price of our ordinary shares to above $1.00 per share in compliance with the NYSE continued listing requirements.
The Board believes that shareholder adoption of a range of RSS Ratios (as opposed to adoption of a single RSS Ratio or a set of fixed ratios) provides maximum flexibility to achieve the purposes of a reverse share split and, therefore, is in the best interests of the Company. In determining a ratio following the receipt of shareholder adoption, the Board (or any authorized committee of the Board) may consider, among other things, factors such as:
•
the historical trading price and trading volume of our ordinary shares;

•
the number of ordinary shares outstanding;

•
the then-prevailing trading price and trading volume of our ordinary shares and the anticipated impact of the Reverse Share Split on the trading market for our ordinary shares;

•
the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs;

•
the criteria set forth in the NYSE Listed Company Manual for continued listing on NYSE; and

•
prevailing general market and economic conditions.

The Board (or any authorized committee of the Board) reserves the right to elect to abandon the Reverse Share Split, notwithstanding shareholder adoption thereof, if it determines, in its sole discretion, that the Reverse Share Split is no longer in the best interests of the Company.
The Board does not intend for this transaction to be the first step in a series of plans or proposals to effect a “going private transaction” within the meaning of Rule13e-3 under the Exchange Act.
Certain Risks Associated with the Reverse Share Split
There are risks associated with the Reverse Share Split, including that the Reverse Share Split may not result in a sustained increase in the per share price of our ordinary shares. There is no assurance that:
•
The market price per share of our ordinary shares after the Reverse Share Split will rise in proportion to the reduction in the number of our ordinary shares outstanding before the Reverse Share Split;

•
The Reverse Share Split will result in a per share price that will increase our ability to attract institutional investors and interest in business development opportunities, and attract and retain employees and directors; and

•
The market price per share will either exceed or remain in excess of the minimum share price requirements of the NYSE, or that we will otherwise be in compliance with the NYSE continued listing requirements.

Shareholders should note that the effect of the Reverse Share Split, if any, upon the market price of our ordinary shares cannot be accurately predicted. In particular, we cannot assure you that the price for an ordinary share after the Reverse Share Split will increase in proportion to the reduction in the number of shares of our ordinary shares outstanding immediately prior to the Reverse Share Split. Furthermore, even if the market price of our ordinary shares does rise following the Reverse Share Split, we cannot assure you that the market price of our ordinary shares immediately after the Reverse Share Split will be maintained for any period of time. Even if an increased per-share price can be maintained, the Reverse Share Split may not achieve the desired results that have been outlined above. Moreover, because some investors may view the Reverse Share Split negatively, we cannot assure you that the Reverse Share Split will not adversely impact the market price of our ordinary shares.
While we aim that the Reverse Share Split will be sufficient to maintain our listing on the NYSE, it is possible that, even if the Reverse Share Split results in a share price for our ordinary shares that exceeds $1.00 per share, we may not be able to continue to satisfy NYSE’s additional criteria for continued listing of our ordinary shares on the NYSE.
The Board believes that the Reverse Share Split may result in greater liquidity for our shareholders. However, it is also possible that such liquidity could be adversely affected by the reduced number of shares outstanding after the Reverse Share Split, particularly if the price of our ordinary shares does not increase as a result of the Reverse Share Split.
Effective Time
If the Reverse Share Split Proposal and the RSS Amendment Proposal are approved by the Company’s shareholders, and if at such time the Board still believes that a Reverse Share Split is in the best interests of the Company and its shareholders, the Board will determine the RSS Ratio to be implemented. The Reverse Share Split will become effective as of 4:01 p.m. Eastern Time on the date specified in a public announcement of the Company (the “Effective Time”). The Board will determine the Effective Time based on its evaluation as to when it would be the most advantageous to the Company and its shareholders, and the Effective Time could occur as soon as the business day following the Annual Meeting. If the Board does not decide to implement the Reverse Share Split within twelve months from the date of the AGM approving the Reverse Share Split, the authority granted in this Reverse Share Split Proposal to implement the Reverse Share Split will terminate.
Fractional Shares
Shareholders will not receive fractional shares in connection with the Reverse Share Split. In lieu of issuing fractional shares, subject to the approval of the Fractional Shares Amendment Proposal, any fractions of a share that resulted from the Reverse Share Split will be paid in cash after all of the fractional interests of a holder have been aggregated, as described further below. Shareholders who are entitled to receive cash for fractional shares shall be entitled to receive their pro rata portion of the net proceeds obtained from the aggregation and sale by the exchange agent of the fractional shares resulting from the Reverse Share Split (reduced by any customary brokerage fees, commissions and other expenses). The disposition of fractional share interests shall be effected by the Company by having (x) the exchange agent aggregate such fractional interests, (y) the shares resulting from the aggregation sold and (z) the proceeds (net of expenses) received from the sale allocated and distributed among the holders of the fractional interests on the basis of the relative fractional interests held by shareholders as a result of the Reverse Share Split, provided that any fraction of one cent shall be rounded up or down in accordance with the usual practice of the Company’s exchange agent.
Shares Held in Book-Entry and Through a Broker, Bank, or Other Holder of Record
If you hold ordinary shares in a book-entry form, you do not need to take any action to receive your post-Reverse Share Split ordinary shares in registered book-entry form. If you are entitled to post-Reverse Share Split ordinary shares, a transaction statement will automatically be sent to your address of record as soon as practicable after the Effective Time indicating the number of shares of ordinary shares you hold. In addition, if you are entitled to a payment of cash in lieu of fractional shares, the funds will be transmitted to you as soon as practicable after the Company’s exchange agent has effected the aggregation and sale of the fractional shares resulting from the Reverse Share Split. By accepting such funds, you warrant that you owned the ordinary shares for which you received a cash payment.
At the Effective Time, we intend to treat shareholders holding ordinary shares in “street name” (that is, through a broker, bank or other holder of record) in the same manner as registered shareholders whose ordinary shares are registered in their names. Brokers, banks or other holders of record will be instructed to effect the Reverse Share Split for their beneficial holders holding ordinary shares in “street name,” however, these brokers, banks or other holders of record may apply their own specific procedures for processing the Reverse Share Split. If you hold your ordinary shares with a broker, bank or other holder of record, and you have any questions in this regard, we encourage you to contact your holder of record.
Effects of the Reverse Share Split
Effect on Ordinary Shares
After the Effective Time of the Reverse Share Split, if implemented by the Board, each shareholder will own a reduced number of ordinary shares. The principal effect of the Reverse Share Split will be to proportionately decrease the number of outstanding ordinary shares and the number of authorized ordinary shares for issuance based on the RSS Ratio selected by the Board.
Voting rights and other rights of the holders of ordinary shares will not be affected by the Reverse Share Split, other than as a result of the treatment of fractional shares as described above. For example, a holder of 2% of the voting power of our outstanding ordinary shares immediately prior to the effectiveness of the Reverse Share Split will generally continue to hold 2% (assuming there is no impact as a result of fractional shares) of the voting power of our outstanding ordinary shares after the Reverse Share Split. The number of shareholders of record will not be affected by the Reverse Share Split. If approved and implemented, the Reverse Share Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares. The Board believes, however, that these potential effects are outweighed by the benefits of the Reverse Share Split.
After the Effective Time of the Reverse Share Split, if implemented by the Board, our ordinary shares will have a new Committee on Uniform Securities Identification Procedures number (a “CUSIP number”), used to identify our ordinary shares.
Our ordinary shares are currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we are subject to the periodic reporting and other requirements of the Exchange Act. The Reverse Share Split will not affect the registration of our ordinary shares under the Exchange Act or the listing of our ordinary shares on the NYSE. Following the Reverse Share Split, our ordinary shares will continue to be listed on the NYSE under the symbol “EVTL,” although it will be considered a new listing with a new CUSIP number.
Effect on Par Value
The proposed Reverse Share Split will affect the par value of our ordinary shares and preferred shares. The current par value of our ordinary shares and preferred shares is $0.0001. The par value of our ordinary shares and preferred shares will increase proportionally based on the RSS Ratio selected by the Board. All outstanding ordinary shares will remain fully paid and non-assessable.
No Effect on Authorized Share Capital
The proposed Reverse Share Split will not affect our authorized share capital, which will remain at $110,000 in the event the Authorized Shares Amendment Proposal is approved and effected. Our shareholders’ equity, in the aggregate, will remain unchanged.

Effect on Preferred Share Authorization
Our Second A&R M&A currently in effect authorizes the issuance of 100,000,000 preferred shares, $0.0001 par value per share, none of which is currently issued or outstanding. The Authorized Shares Amendment Proposal would not impact the number of authorized preferred shares. If the Reverse Share Split is approved and effected, the number of authorized preferred shares for issuance will decrease proportionately based on the RSS Ratio selected by the Board.
Effect on Warrants
If the Reverse Share Split is approved and effected, our outstanding warrants and authorized but unissued warrants to purchase ordinary shares will be proportionately adjusted in accordance with the respective warrant agreements to reflect the Reverse Share Split, including the number of shares purchasable upon exercise of such warrants and their exercise prices. Our outstanding public warrants will continue to be listed on the NYSE under the symbol “EVTLW” and the CUSIP number for such public warrants will remain unchanged.
Effect on Convertible Senior Secured Notes
If the Reverse Share Split is approved and effected, the conversion rate of the Convertible Senior Secured Notes will be proportionately adjusted in accordance with the Indenture to reflect the Reverse Share Split.
Effect on Equity Plans
If the Plan Amendment Proposal, which is described more fully in the section entitled “Proposal No. 6 — Plan Amendment Proposal,” is approved, the number of ordinary shares available for issuance under the Plan will be adjusted proportionally in accordance with the RSS Ratio in the event a Reverse Share Split is effected, as described below in the section entitled “Proposal No. 6 — Plan Amendment Proposal.”
In accordance with the terms of each the Plan and the EMI Option Agreements (the “Equity Plans”), the relevant administrator will also adjust the number of ordinary shares subject to any unvested and/or unexercised awards under the Equity Plans in accordance with the RSS Ratio selected by the Board. Any exercise price relating to any such award or right under the Equity Plans will increase proportionally based on the RSS Ratio selected by the Board. Such administrator under the Equity Plans will give effect to the Reverse Share Split by ensuring any necessary, desirable or appropriate amendments are made to the Equity Plans.
Specifically:
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the number of ordinary shares subject to awards under the Equity Plans will be adjusted in each case to equal the product of the number of ordinary shares subject to the applicable award immediately prior to the Reverse Share Split multiplied by the RSS Ratio (rounded up to the nearest whole share);

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the exercise price of any share option will be adjusted to ensure that its aggregate exercise price remains the same (or substantially the same) as the exercise price set as at the original grant date, reflective of the adjusted number of ordinary shares capable of exercise under the option;

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any conditions relating to share price applicable to any awards granted under the Plan will be adjusted to ensure that such conditions reflect the share price goal determined at grant, adjusted to account for the RSS Ratio to ensure participants’ conditions are not materially changed; and

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any restrictions on the EMI Option Agreements relating to share price will be adjusted to ensure that such restrictions follow the same methodology as utilized at grant, adjusted to account for the RSS Ratio, to ensure EMI Option Holders are in materially the same position as at grant.

Interests of Certain Persons
When you consider the Board’s recommendation to vote in favor of this Reverse Share Split Proposal, you should be aware that certain of our directors and executive officers and existing shareholders have an interest in this Reverse Share Split Proposal as a result of their ownership of ordinary shares. However, we do not believe that our directors and executive officers have interests in this Reverse Share Split Proposal that are different from or greater than those of any of our other shareholders.
Material U.S. Federal Income Tax Considerations
The following discussion is a summary of material U.S. federal income tax considerations to U.S. Holders (as defined below) of the Reverse Share Split if the Reverse Share Split is effected. This section applies only to U.S. Holders that hold the Company’s ordinary shares (“Company Ordinary Shares”) as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).
This discussion is included for general informational purposes only, does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder, and does not constitute, and is not, a tax opinion for or tax advice to any particular U.S. Holder. This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of its particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to U.S. Holders that are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:
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financial institutions or financial services entities;

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broker-dealers;

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taxpayers that are subject to the mark-to-market accounting rules with respect to Company Ordinary Shares;

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persons required to accelerate the recognition of any item of gross income with respect to Company Ordinary Shares as a result of such income being recognized on an applicable financial statement;

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tax-exempt entities;

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governments or agencies or instrumentalities thereof;

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insurance companies;

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mutual funds;

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pension plans;

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regulated investment companies or real estate investment trusts;

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partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes);

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U.S. expatriates or former long-term residents of the United States;

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persons that directly, indirectly or constructively own ten percent or more (by vote or value) of the Company’s capital stock;

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S corporations;

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trusts and estates;

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persons that acquired their Company Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

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persons that hold Company Ordinary Shares as part of a straddle, constructive sale, constructive ownership transaction, hedging, wash sale, synthetic security, conversion or other integrated or similar transaction; or

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U.S. Holders (as defined below) whose functional currency is not the U.S. dollar

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Company Ordinary Shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Company Ordinary Shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them.
This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein.
As used herein, a “U.S. Holder” is a beneficial owner of Company Ordinary Shares who or that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

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a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

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an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

General Treatment of the Reverse Share Split.
If the Reverse Share Split is effected, the Company intends to treat the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. However, the Company has not sought, and does not intend to seek, any rulings from the U.S. Internal Revenue Service (the “IRS”) or any opinions of counsel regarding the qualification of the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. There can be no assurance that the IRS will not take any position inconsistent with the qualification of the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code.
Neither the Company, nor any of its advisors or affiliates, make any representation or provide any assurance regarding the tax consequences of the Reverse Share Split, including whether the Reverse Share Split qualifies as a “recapitalization” under Section 368(a)(1)(E) of the Code. Each U.S. Holder is urged to consult its tax advisors with respect to the qualification of the Reverse Share Split as a “recapitalization” under Section 368(a)(1)(E) of the Code and the tax consequences to them if the Reverse Share Split does not so qualify. The remainder of this discussion assumes the Reverse Share Split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code.
Consequences to U.S. Holders.
Assuming the Reverse Share Split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, subject to the discussion below under “Passive Foreign Investment Company Rules,” and except as described below with respect to cash received in lieu of fractional Company Ordinary Shares,] a U.S. Holder (i) should not recognize any gain or loss as a result of the Reverse Share Split, (ii) such U.S. Holder’s aggregate tax basis in the Company Ordinary Shares deemed received pursuant to the Reverse Share Split should equal the U.S. Holder’s aggregate tax basis in the Company Ordinary Shares deemed surrendered in exchange therefor, and (iii) such U.S. Holder’s holding period for the Company Ordinary Shares deemed received pursuant to the Reverse Share Split should include the U.S. Holder’s holding period for the Company Ordinary Shares deemed surrendered in exchange therefor. Special tax basis and holding period rules apply to U.S. Holders that acquired different blocks of Company Ordinary Shares at different prices or at different times. U.S. Holders are urged to consult their tax advisors as to the applicability of these special rules to their particular circumstances.

A U.S. Holder that receives cash in lieu of a fractional Company Ordinary Share is expected to be treated as first receiving such fractional Company Ordinary Share and then receiving cash in redemption of such fractional Company Ordinary Share. Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder that receives cash in lieu of a fractional Company Ordinary Share in the Reverse Share Split is generally expected to recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of the fractional Company Ordinary Share and the portion of the shareholder’s adjusted tax basis allocable to the fractional Company Ordinary Share. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for the Company Ordinary Share surrendered exceeded one year at the effective time of the Reverse Share Split. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding the tax effects to them of receiving cash in lieu of fractional Company Ordinary Shares based on their particular circumstances.
Certain Reporting Requirements.
If a U.S. Holder holds five percent or more of the Company Ordinary Shares prior to the Reverse Share Split, or if the U.S. Holder holds securities of the Company prior to the Reverse Share Split with a tax basis of $1 million or more, such U.S. Holder will be required to file with its U.S. federal income tax return for the year in which the Reverse Share Split occurs a statement setting forth certain information relating to the Reverse Share Split (including the fair market value, prior to the Reverse Share Split, of the Company Ordinary Shares surrendered in the Reverse Share Split and the U.S. Holder’s tax basis, prior to the Reverse Share Split, in Company Ordinary Shares or other Company securities), and to maintain permanent records containing such information.
Passive Foreign Investment Company Rules.
The U.S. federal income tax consequences of the Reverse Share Split could be materially different from that described above if the Company is treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes.
The Company will be classified as a PFIC within the meaning of Section 1297 of the Code, for any taxable year if either: (1) at least 75% of the gross income of the Company is “passive income” for purposes of the PFIC rules, the so-called PFIC income test, or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income, the so-called PFIC asset test. For this purpose, the Company will be treated as owning the proportionate share of the assets, and earning the proportionate share of the income, of any other corporation in which the Company owns, directly or indirectly, 25% or more measured by value of the stock. The Company is an early stage company and do not expect to realize revenue until our manufacturing operations are in production. Until the Company generates revenue, its PFIC status would largely depend on whether the Company earns non-passive income, such as government grants and research and development tax credits, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year. While not clear, taking into account the Company’s income, assets and market capitalization, the Company believes that it will not be a PFIC for its current taxable year. Even if the Company generates revenue in the current taxable year, its PFIC status would depend on, among other things, the composition of the income, assets and operations of the Company and its subsidiaries and there can be no assurances that the Company will not be treated as a PFIC. In addition, the fluctuation in the Company’s market cap throughout the current taxable year could affect the analysis under the PFIC asset test. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.
If the Company has been considered a PFIC for any taxable year that a U.S. Holder has held the Company Ordinary Shares, the Company would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) the Company ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Company Ordinary Shares at their fair market value on the last day of the last taxable year in which the Company is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Company Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares or warrants in a PFIC unless the Company subsequently becomes a PFIC.
For each taxable year that the Company is treated as a PFIC with respect to a U.S. Holder’s Company Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any gain realized from a sale or disposition (including a pledge) of its Company Ordinary Shares and any “excess distribution” (as defined below) received (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Company Ordinary Shares will be treated as excess distributions. Under the Excess Distribution Rules:
•
the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Company Ordinary Shares;

•
the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which the Company is a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Company Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Company Ordinary Shares as capital assets.
Once the Company is a PFIC, U.S. Holders may also be subject to the Excess Distribution Rules with respect to subsidiaries and other entities which the Company may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance that the Company does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of the Company’s subsidiaries.
If the Company is a PFIC, a U.S. Holder of the Company Ordinary Shares may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its Company Ordinary Shares only if the Company provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because the Company does not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to Company Ordinary Shares.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Company Ordinary Shares to elect out of the Excess Distribution Rules discussed above if the Company is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Company Ordinary Shares, such U.S. Holder will include in income for each year that the Company is treated as a PFIC with respect to such Company Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Company Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Company Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Company Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Company Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Company Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Company Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Company Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Company Ordinary Shares previously included in income. A U.S. Holder’s basis in the Company Ordinary Shares will be adjusted to reflect any mark-to-market income or loss.
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Company Ordinary Shares, which are listed on NYSE, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that the Company Ordinary Shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election is generally not available for equity interests in any Lower-Tier PFICs, a U.S. Holder will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for the Company Ordinary Shares.
A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if the Company is a PFIC.
Effect of PFIC Rules on Reverse Share Split.
The tax consequences of the Reverse Share Split to a U.S. Holder could be materially different from those described above if the Company were treated as a PFIC for U.S. federal income tax purposes. Even if the Reverse Share Split qualifies as a “recapitalization” under Section 368(a)(1)(E) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code (the “Nonrecognition Rule”). No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized, unless an exception applied, those proposed Treasury Regulations may require gain recognition to U.S. Holders as a result of the Reverse Share Split if the Company were classified as a PFIC at any time during such U.S. Holder’s holding period of the Company Ordinary Shares and such U.S. Holder had not made a valid QEF Election or MTM Election. The tax on any such recognized gain would be imposed on the basis of the adverse rules set forth above with respect to transfers of PFIC stock and/or “excess distributions.”
Notwithstanding the Nonrecognition Rule described above, the proposed Treasury Regulations under Section 1291(f) provide certain exceptions to the Nonrecognition Rule. One such exception to the Nonrecognition Rule applies if stock of a PFIC is exchanged for stock of the same or another corporation that is a PFIC on the day after the relevant nonrecognition transfer.
It is difficult to predict whether, in what form and with what effective date, applicable final Treasury Regulations may be adopted or how any such final Treasury Regulations would apply to the Reverse Share Split.
The rules and proposed treasury regulations governing PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, all U.S. Holders are urged to consult their tax advisors concerning the potential application of the PFIC rules to the Reverse Share Split.
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ALL HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT.
No Dissenters’ or Appraisal Rights
Under the Companies Act (as amended) of the Cayman Islands, our shareholders are not entitled to dissenters’ or appraisal rights with respect to the Reverse Share Split. We will not independently provide our shareholders with any such right.
Required Vote
Proposal No. 4 will be approved as an ordinary resolution if a majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.
Recommendation of the Board
The Board unanimously recommends a vote to approve the Reverse Share Split Proposal. Unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.
The full text of the resolution to be voted upon at the AGM in respect of the Reverse Share Split Proposal is as follows:
IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:
A reverse share split and consolidation (the “Reverse Share Split”) of the Company’s issued and unissued ordinary shares and preferred shares at a ratio of not less than 1-for-5 and not greater than 1-for-20 (or any whole number in between) (the “RSS Ratio”) such that the number of authorized ordinary shares and preferred shares is decreased and the par value of each ordinary share and preferred share is increased by the RSS Ratio, be approved, with the final decision of whether to proceed with the Reverse Share Split, the effective time of the Reverse Share Split, and the final RSS Ratio to be determined by the board of directors of the Company (the “Board”) in its sole discretion at any time after approval by the shareholders, and to authorize the Board to implement the Reverse Share Split at its discretion at any time prior to the one-year anniversary of this AGM in order to regain compliance with the minimum share price criteria of Section 802.01C of the NYSE Listed Company Manual.

PROPOSAL NO. 5
RSS AMENDMENT PROPOSAL
General
In connection with the Reverse Share Split Proposal, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, that upon approval of the Reverse Share Split Proposal and the Board’s decision to implement the Reverse Share Split, that the memorandum and articles of association of the Company then in effect be amended and restated to reflect the Reverse Share Split (in accordance with the RSS Ratio as selected by the Board), and that the registered office provider to the Company be authorized to make any and all filings necessary by the foregoing with the Registrar of Companies of the Cayman Islands as required by applicable Cayman Islands law.
Vote Required
Proposal 5 will be approved as a special resolution if passed by a majority of at least two-thirds of the votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorised representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.
Recommendation of the Board
The Board of Directors unanimously recommends a vote to approve and adopt the RSS Amendment Proposal. Unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.
The full text of the resolution to be voted upon at the Annual General Meeting in respect of the RSS Amendment Proposal is as follows:
IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:
Upon approval of the Reverse Share Split Proposal and the Board’s decision to implement the Reverse Share Split, the memorandum and articles of association of the Company then in effect be amended and restated to reflect the Reverse Share Split (in accordance with the RSS Ratio as selected by the Board). The registered office provider to the Company shall be authorized to make any and all filings necessary by the foregoing with the Registrar of Companies of the Cayman Islands as required by applicable Cayman Islands law.

PROPOSAL NO. 6
PLAN AMENDMENT PROPOSAL
General
In connection with the Reverse Share Split Proposal, the Board approved, and directed that there be submitted to the shareholders of the Company for approval, that upon approval of the Reverse Share Split Proposal and the Board’s decision to implement the Reverse Share Split, that the Plan be amended to reflect a proportional decrease (in accordance with the RSS Ratio as selected by the Board) in the number of ordinary shares permitted to be issued under the Plan to reflect the Reverse Share Split, with any fractional shares to be rounded down to the nearest whole share. The Plan will retain the provision and ability to apply an increase to this number each year by permitting that, from 1 January 2025 and on each 1 January thereafter, an amount equal to the lesser of 5% of the ordinary shares outstanding on the last day of the immediately preceding fiscal year and such smaller number that the Board may determine, may be issued under the Plan.
Vote Required
Proposal 6 will be approved as an ordinary resolution if a majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorised representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.
Recommendations of the Board
The Board of Directors unanimously recommends a vote to approve and adopt the Plan Amendment Proposal. Unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.
The full text of the resolution to be voted upon at the AGM in respect of the Plan Amendment Proposal is as follows:
IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:
Upon approval of the Reverse Share Split Proposal and the Board’s decision to implement the Reverse Shares Split, the Vertical Aerospace Ltd. 2021 Incentive Award Plan be amended to reflect a proportional decrease (in accordance with the RSS Ratio as selected by the Board) in the number of ordinary shares permitted to be issued under the Plan to reflect the Reverse Share Split, with any resulting fractional shares to be rounded down to the nearest whole share. The relevant administer of the Plan shall be authorised to make any and all changes to the Plan and necessary communications with participants as required in connection with this resolution.

PROPOSAL NO. 7
ADJOURNMENT PROPOSAL
The adjournment proposal, if approved, will allow the chairman of the AGM (who has agreed to act accordingly) to adjourn the AGM to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the AGM to approve the proposals 1-6 in this Circular. In that event, we will ask shareholders to vote only upon the adjournment proposal and not on any another proposal discussed in this Circular. If the adjournment proposal is approved by our shareholders, the chairman of the meeting has the power to adjourn the AGM to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the AGM to approve the proposals.
Vote Required
Proposal No. 7 will be approved if a majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.
Recommendation of the Board
The Board unanimously recommends a vote to approve the Adjournment Proposal. Unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.
Dated this 16th day of August 2024
By Order of the Board.

Notes:
1.
A shareholder of the Company entitled to attend and vote at the above Annual General Meeting is entitled to appoint a proxy to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

2.
A shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3.
The instrument appointing a proxy must be deposited at the offices of the Company (Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom) or sent by email to email address: investors@vertical-aerospace.com (with confirmation that the original has been sent), marked for the attention of Vertical Aerospace Ltd. Directors and received not less than 24 hours before the time appointed for the holding of the Annual General Meeting (or, if applicable, any adjourned meeting).

Personal data privacy:
By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the Annual General Meeting and/or any adjournment thereof, a shareholder of the Company (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the Annual General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Annual General Meeting (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s proxy(ies) and/or representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

PROXY FORM VERTICAL AEROSPACE LTD. (the “Company”) Incorporated in the Cayman Islands (Company Registration No.: 376116)

IMPORTANT:
Personal data privacy
By submitting an instrument appointing a proxy(ies) and/or representative(s), the Shareholder accepts and agrees to the personal data privacy terms set out in the Notice of Annual General Meeting dated August 16, 2024.

The completed proxy form should be received by the Company (details for delivery below) as soon as possible and in any event not less than 24 hours before the appointed time of the Annual General Meeting.
I/We [please insert full name]

of [please insert company name (if applicable)]
being a Shareholder/Shareholders of the above named Company hereby appoint the Chairman of the Meeting (if you would like someone other than the Chairman to serve as your proxy, strike out the Chairman and provide details below of any substitute proxy)
or [please insert proxy name (if applicable)]

of [please insert proxy’s organisation / role (if applicable)]
as my/our proxy to vote for me/us on my/our behalf in the manner indicated on the next page at the Annual General Meeting of the Company at which I/we are entitled to vote to be held at 12:30 p.m. GMT on September 16, 2024 at the offices of the Company: Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom, and at any adjournment of such meeting (the “Meeting”).
Signed:
Date:
Note: A holder of shares of the Company entitled to attend and vote at the Annual General Meeting of the Company is entitled to appoint one or more proxies to attend and vote instead of them. A proxy need not be a holder of shares.
Resolutions
1.
Ordinary Resolution of Shareholders at an Annual General Meeting of the Company

IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:
the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 be ratified.
For:

Against:

If you wish to exercise all your votes For or Against, please tick with “✓”.
Alternatively, please indicate the number of votes For or Against the Resolution.

2.
Special Resolution of Shareholders at an Annual General Meeting of the Company

IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:
The second amended and restated memorandum and articles of association of the Company be amended by replacing Article 18.2(a) in its entirety with the following:
(a)
consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, provided that the Directors shall have the power to deal with any fractions of a share that result from such a consolidation or division of its share capital as they, in their absolute discretion and without approval of the holders of the Ordinary Shares, deem appropriate, including but not limited to rounding up or rounding down such fractions of shares to the nearest whole share, repurchasing or arranging for the sale of any or all of such fractions of shares (including by arranging through the Company’s agents for such fractions to be aggregated and sold), or any combination of the foregoing;

The registered office provider to the Company shall be authorized to make any and all filings necessary by the foregoing with the Registrar of Companies of the Cayman Islands as required by applicable Cayman Islands law.
For:

Against:

If you wish to exercise all your votes For or Against, please tick with “✓”.
Alternatively, please indicate the number of votes For or Against the Resolution.
3.
Ordinary Resolution of Shareholders at an Annual General Meeting of the Company

IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:
The authorized share capital and number of authorized shares of the Company be increased from (a) US$60,000, divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each, to (b) US$110,000, divided into 1,000,000,000 ordinary shares of par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each.
The registered office provider to the Company shall be authorized to make any and all filings necessary by the foregoing with the Registrar of Companies of the Cayman Islands as required by applicable Cayman Islands law.
For:

Against:

If you wish to exercise all your votes For or Against, please tick with “✓”.
Alternatively, please indicate the number of votes For or Against the Resolution.

4.
Ordinary Resolution of Shareholders at an Annual General Meeting of the Company

IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:
A reverse share split and consolidation (the “Reverse Share Split”) of the Company’s issued and unissued ordinary shares and preferred shares at a ratio of not less than 1-for-5 and not greater than 1-for-20 (or any whole number in between) (the “RSS Ratio”) such that the number of authorized ordinary shares and preferred shares is decreased and the par value of each ordinary share and preferred share is increased by the RSS Ratio, be approved, with the final decision of whether to proceed with the Reverse Share Split, the effective time of the Reverse Share Split, and the final RSS Ratio to be determined by the board of directors of the Company (the “Board”) in its sole discretion at any time after approval by the shareholders, and to authorize the Board to implement the Reverse Share Split at its discretion at any time prior to the one-year anniversary of this AGM in order to regain compliance with the minimum share price criteria of Section 802.01C of the NYSE Listed Company Manual.
For:

Against:

If you wish to exercise all your votes For or Against, please tick with “✓”.
Alternatively, please indicate the number of votes For or Against the Resolution.
5.
Special Resolution of Shareholders at an Annual General Meeting of the Company

IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:
upon approval of the Reverse Share Split Proposal and the Board’s decision to implement the Reverse Share Split, the memorandum and articles of association of the Company then in effect be amended and restated to reflect the Reverse Share Split (in accordance with the RSS Ratio as selected by the Board). The registered office provider to the Company shall be authorized to make any and all filings necessary by the foregoing with the Registrar of Companies of the Cayman Islands as required by applicable Cayman Islands law.
For:

Against:

If you wish to exercise all your votes For or Against, please tick with “✓”.
Alternatively, please indicate the number of votes For or Against the Resolution.

6.
Ordinary Resolution of Shareholders at an Annual General Meeting of the Company

IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:
Upon approval of the Reverse Share Split Proposal and the Board’s decision to implement the Reverse Shares Split, the Vertical Aerospace Ltd. 2021 Incentive Award Plan be amended to reflect a proportional decrease (in accordance with the RSS Ratio as selected by the Board) in the number of ordinary shares permitted to be issued under the Plan to reflect the Reverse Share Split, with any resulting fractional shares to be rounded down to the nearest whole share. The relevant administer of the Plan shall be authorised to make any and all changes to the Plan and necessary communications with participants as required in connection with this resolution.
For:

Against:

If you wish to exercise all your votes For or Against, please tick with “✓”.
Alternatively, please indicate the number of votes For or Against the Resolution.
7.
Ordinary Resolution of Shareholders at an Annual General Meeting of the Company

IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:
the chairman of the AGM be allowed to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals No. 1 – 6.
For:

Against:

If you wish to exercise all your votes For or Against, please tick with “✓”.
Alternatively, please indicate the number of votes For or Against the Resolution.

Notes:
1.
A shareholder of the Company entitled to attend and vote at the above Meeting is entitled to appoint a proxy to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

2.
A shareholder may appoint a proxy of his or her own choice. If the appointment is made, delete the words “the Chairman of the Meeting” and insert the name of the person appointed as proxy in the space provided.

3.
The instrument appointing the proxy must be in writing and signed by the appointer or his/her attorney duly authorised in writing.

4.
If the appointer is a corporation, this form must be executed under its common seal or by its attorney or an officer on behalf of the corporation.

5.
In the case of joint shareholders, the vote of the senior shareholder shall be accepted to the exclusion of the other joint holders and seniority shall be determined by the order in which the names stand in the register of members. However, the names of all the joint shareholders should be stated.

6.
If the shareholder does not insert a proxy of his/her own choice it shall be assumed that they wish to appoint the chairman of the meeting to act for them.

7.
Every shareholder shall have one vote for each share in the Company he, she or it holds. Unless the shareholder indicates to the contrary, all votes in respect of his shareholding will be cast in the same way. Any alterations made in this form must be initialled.

8.
If this form is returned without any indication as to how the person appointed proxy shall vote (including as to any other matter coming before the meeting), the proxy will exercise his or her discretion as to how he or she votes or whether he or she abstains from voting. If the shareholder returns this form appointing the chairman of the meeting to act for them without any further indication as to how the chairman should vote, it shall be assumed that they wish to vote in favour of the resolution at the Meeting.

9.
The proxy may vote at his or her discretion on any other business as may properly come before the Meeting or any adjournment or postponement thereof.

10.
In order to be valid, the instrument appointing a proxy must be completed and deposited at the offices of the Company (Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom) or sent by email to email address: investors@vertical-aerospace.com (with confirmation that the original has been sent), marked for the attention of Vertical Aerospace Ltd. Directors and received not less than 24 hours before the time appointed for the holding of the Meeting (or, if applicable, any adjourned meeting).